Form 40-F
period 2003-01-31
ABER DIAMOND CORP
filed 2003-06-19
CIK 841071

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2003	Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Exact name of registrant as specified in its charter)

CANADA	1499	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if application)

P.O. Box 4569, Station A
Toronto, Ontario, Canada M5W 4T9
(416) 362-2237
(Address and telephone number of Registrant's principal executive offices)

Harris, Mericle and Wakayama
Suite 3210, 999 Third Avenue
Seattle, WA 98104
(206) 621-1818
(Name, address and telephone number of agent for service in the United States)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        For annual reports, indicate by check mark the information filed with this Form:

        ☒ Annual Information Form                        ☒ Audited Annual Financial Statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

54,636,670 Common Shares

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

        Yes ☐                        NO ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

        Yes ☒                        NO ☐

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

        Aber Diamond Corporation (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

        The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares

CONTROLS AND PROCEDURES

        As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, our Chief Executive Officer and Chief Financial Officer will be making certifications related to the information in our annual report on Form 40-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to us is made known to them, and that they have evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days prior to filing our annual report. Disclosure controls and procedures ensure that information required to be disclosed by us in our annual report is recorded, processed, summarized and reported within the time periods required. We have adopted or formalized such controls and procedures as we believe are necessary and consistent with our business and internal management and supervisory practices.

Evaluation of Disclosure Controls and Procedures

        Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) on June 3, 2003, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us would be made known to them by others within the Company.

Changes in Internal Controls

        There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 18th day of June, 2003.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ ANDREW B. ADAMS Name: Andrew B. Adams Title: Vice-President & Chief Financial Officer

CERTIFICATIONS

        I, Robert A. Gannicott, President and Chief Executive Officer of Aber Diamond Corporation, certify that:

1.
I have reviewed this annual report on Form 40-F of Aber Diamond Corporation (the "registrant");

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/    ROBERT A. GANNICOTT

Name:    Robert A. Gannicott
Title:    President and Chief Executive Officer
Date:    June 18, 2003

        I, Andrew B. Adams, Vice-President and Chief Financial Officer, certify that:

1.
I have reviewed this annual report on Form 40-F of Aber Diamond Corporation (the "registrant");

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent functions):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/    ANDREW B. ADAMS

Name:    Andrew B. Adams
Title:    Vice-President and Chief Financial Officer
Date:    June 18, 2003

EXHIBIT LIST

Exhibit	Description of Exhibit
99.1	Certificate of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Annual Information Form of Aber Diamond Corporation dated June 4, 2003
99.3	Management Discussion and Analysis of Financial and Operating Results for the year ended January 31, 2003 together with the Annual Financial Statements of Aber Diamond Corporation.
99.4	Certificate of KPMG LLP dated June 18, 2003

QuickLinks

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATIONS
EXHIBIT LIST