Form 40-F/A
ABER DIAMOND CORP
filed 2003-11-04
CIK 841071

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
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

Harris, Mericle and Wakayama
Suite 3210, 999 Third Avenue
Seattle, WA 98104
(206) 621-1818
(Name, address and telephone number of agent for service in the United States)

        Securities registered or to be registered pursuant to Section 12(b) of the Act.                        None

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ (Small Cap Market)

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

        Yes ☒                        NO ☐

This First Amendment to the Form 40-F filing of Aber Diamond Corporation for its fiscal year ending January 31, 2003, is being filed to reflect that the issuer's securities are registered pursuant to Section 12(g) of the Act and that the issuer's shares are traded on NASDAQ (Small Cap Market).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 3rd day of November, 2003.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Secretary

QuickLinks

SIGNATURES