Form 40-F
period 2004-01-31
ABER DIAMOND CORP
filed 2004-06-18
CIK 841071

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2004	Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Canada (Province or other jurisdiction of incorporation or organization)	1499 (Primary Standard Industrial Classification Code Number (if applicable))	N/A (I.R.S. Employer Identification Number (if applicable))

P.O. Box 4569, Station A, Toronto, ON, Canada M5W 4T9, (416) 362-2237
(Address and telephone number of Registrant's principal executive offices)

John L. Mericle
Harris, Mericle & Wakayama
999 Third Avenue, Suite 3210, Seattle, Washington 98104
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer's common shares as of January 31, 2004 was 55,933,232.

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

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

A.    Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto, were filed with the Commission under cover of Form 6K on May 28, 2004 and are incorporated herein by reference. The Registrant's financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP") — see Note 17 of the Notes to Consolidated Financial Statements of the Registrant's consolidated audited financial statements, reconciling the important differences between Canadian and US GAAP.

B.    Management's Discussion and Analysis

For management's discussion and analysis, see Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the twelve month period ended January 31, 2004 filed with the Commission under cover of Form 6K on May 28, 2004 and incorporated herein by reference.

DISCLOSURE CONTROLS AND PROCEDURES

As of January 31, 2004, an evaluation was carried out under the supervision, and with the participation, of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

It should be noted that while the Registrant's Chief Executive Officer and Chief Financial Officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the Registrant's disclosure controls and procedures or internal control over financial reporting to be an infallible preventative of all possible errors or improprieties. A control system, no matter how well conceived or operated, can, at best, provide only reasonable, not absolute, assurance that the objectives of the control system are met.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS

The Registrant has adopted a code of ethics and business conduct for its directors, officers and employees. The code is available on the Registrant's website at www.aber.ca, and will be made available in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the persons covered by it, will be posted on the Registrant's web site and will be provided in print to any shareholder who requests it.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, its Corporate Governance Committee and its Human Resources and Compensation Committee regarding such matters as, but not limited to: audit committee; director qualification standards and responsibilities; director compensation; and management succession. These guidelines and charters are available on the Registrant's website at www.aber.ca.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Lars-Eric Johansson has been determined by the board of the Registrant to meet the "audit committee financial expert" criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the NASDAQ's listing standards applicable to the Registrant. The SEC has indicated that the designation of Lars-Eric Johansson as an audit committee financial expert does not make Lars-Eric Johansson an "expert" for any purpose, impose any duties, obligations or liability on Lars-Eric Johansson that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by KPMG LLP for the Registrant and its subsidiaries for the years ending January 31, 2004 and January 31, 2003 totaled $408,000 and $343,000, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year ended January 31, 2004	Year ended January 31, 2003
Audit Fees	$131,000	$129,000
Audit Related Fees	38,000	40,000
Tax Fees	111,000	99,000
All Other Fees	128,000	75,000

TOTAL	$408,000	$343,000

The nature of the services provided by KPMG LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the Registrant's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under "Audit Fees" above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item "all other fees" were incurred for services other than the audit fees, audit-related fees and tax fees described above.

PREAPPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has preapproved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time. The Audit Committee is in the process of developing a pre-approval policy for non-audit related services.

OFF-BALANCE SHEET ARRANGEMENTS

None.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of contractual obligations, see Management's Discussion and Analysis of Financial Conditions and Results of Operations of the Registrant for the twelve month period ended January 31, 2004 filed with the Commission under cover of Form 6K on May 28, 2004 and incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Lars-Eric Johansson
Members:	Eira M. Thomas John C. Lamacraft

FORWARD-LOOKING INFORMATION

Included in this Annual Report are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this Annual Report, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of the Registrant's future operational or financial performance, and are subject to risks and uncertainties.

All forward-looking statements are based on the Registrant's current beliefs as well as assumptions made by and information currently available to the Registrant and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, market forces and commitments. This forward-looking information mainly concerns the Registrant's plans for its diamond initiatives and is based on the conclusions of management. With respect to the Registrant's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations, risks relating to the Registrant's entry into luxury diamond and jewelry retailing through the acquisition of a 51% interest in Harry Winston and other factors. With respect to the Diavik Diamond Mine (known as the Diavik Project prior to the commencement of Commercial Production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, operational decisions taken by the Registrant's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of the Registrant or its Joint Venture partner and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Registrant disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant's filings with Canadian and United States securities regulatory authorities.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with its Shares. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 9th day of June, 2004.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ ROBERT A. GANNICOTT Name: Robert A. Gannicott Title: Chief Executive Officer

EXHIBIT INDEX

DESCRIPTION OF EXHIBIT
EXHIBIT
1	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
2	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
3	The Registrant's Annual Information Form for the fiscal year ended January 31, 2004
4	Consent of KPMG LLP, Independent Accountants

* Note:	Consolidated Audited Financial Statements and Management's Discussion and Analysis for the fiscal year ended January 31, 2004 were filed with the Commission under Form 6K on May 28, 2004 and are incorporated herein by reference.

QuickLinks

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
DISCLOSURE CONTROLS AND PROCEDURES
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
NOTICES PURSUANT TO REGULATION BTR
CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, AND OFFICERS AND DIRECTORS
CORPORATE GOVERNANCE GUIDELINES
AUDIT COMMITTEE FINANCIAL EXPERT
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PREAPPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
FORWARD-LOOKING INFORMATION
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
ADDITIONAL INFORMATION
SIGNATURES
EXHIBIT INDEX