Form 40-F
period 2005-01-31
ABER DIAMOND CORP
filed 2005-04-28
CIK 841071

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2005	Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

1499
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(416) 362-2237
(Address and telephone number of Registrant's principal executive offices)

John L. Mericle
Harris, Mericle & Wakayama
999 Third Avenue, Suite 3210
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

The number of shares outstanding of the issuer's common shares as of January 31, 2005 was 57,918,279.

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

Yes ☒                        NO ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.    Annual Information Form

For the Registrant's Annual Information Form for the year ended January 31, 2005, see Exhibit 1 of this Annual Report on Form 40-F.

B.    Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto, are incorporated by reference and included herein — see Exhibit 2. The Registrant's financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP") — see Note 22 of the Notes to Consolidated Financial Statements of the Registrant's consolidated audited financial statements, reconciling the important differences between Canadian and US GAAP.

C.    Management's Discussion and Analysis

The Registrant's management's discussion and analysis for the twelve month period ended January 31, 2005 is incorporated by reference and included herein — See Exhibit 3.

DISCLOSURE CONTROLS AND PROCEDURES

As of January 31, 2005, an evaluation was carried out under the supervision, and with the participation, of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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
CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

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

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, its Corporate Governance Committee and its Human Resources and Compensation Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant's website at www.aber.ca.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by KPMG LLP for the Registrant and its subsidiaries for the years ending January 31, 2005 and January 31, 2004 totaled $1,562,593.00 and $407,554.00, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year ended January 31, 2005	Year ended January 31, 2004
Audit Fees	$923,132	$168,615
Audit Related Fees	443,268	125,646
Tax Fees	192,193	110,793
All other Fees	4,000	2,500

TOTAL	$1,562,593	$407,554

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

AUDIT COMMITTEE
PRE-APPROVAL POLICIES AND PROCEDURES

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has adopted a policy for the pre-approval of specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time.

OFF-BALANCE SHEET ARRANGEMENTS

None.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of contractual obligations, see Page Number 27 of the Management's Discussion and Analysis of Financial Conditions and Results of Operations of the Registrant for the twelve month period ended January 31, 2005, incorporated by reference and included herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Lars-Eric Johansson
Members:	Eira M. Thomas Laurent E. Mommeja

QUORUM REQUIREMENTS

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company's voting common stock. The Registrant's by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Registrant's 2004 Annual General Meeting of Shareholders, holders of 68.55% of the common shares were present or represented by proxy at the meeting.

FORWARD-LOOKING INFORMATION

Included in this Annual Report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this Annual Report, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of the Registrant's future operational or financial performance, and are subject to risks and uncertainties.

All forward-looking statements are based on the Registrant's current beliefs as well as assumptions made by and information currently available to the Registrant and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, market forces and commitments. This forward-looking information mainly concerns the Registrant's plans for its diamond marketing initiatives at both the rough and retail level and is based on the judgment of management. With respect to the Registrant's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations, risks relating to the Registrant's entry into luxury diamond and jewelry retailing through the acquisition of a 51% interest in Harry Winston, Inc. and other factors. With respect to the Diavik Mine (known as the Diavik Project prior to the commencement of commercial production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, revision to mining plans and other operational decisions taken by the Registrant's Joint Venture partner, Diavik Diamond Mine Inc., fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar, and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of the Registrant or its Joint Venture partner and other factors.

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

DATED the 25th day of April, 2005.

ABER DIAMOND CORPORATION (Registrant)

By:	/s/ ROBERT A. GANNICOTT
Name: Robert A. Gannicott Title: Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
1	The Registrant's Annual Information Form for the fiscal year ended January 31, 2005
2	Consolidated Audited Financial Statements for the fiscal year ended January 31, 2005
3	Management's Discussion and Analysis for the fiscal period ended January 31, 2005
4	Consent of KPMG LLP, Independent Accountants
31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

PRINCIPAL DOCUMENTS
DISCLOSURE CONTROLS AND PROCEDURES
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
NOTICES PURSUANT TO REGULATION BTR
CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES
CORPORATE GOVERNANCE GUIDELINES
AUDIT COMMITTEE FINANCIAL EXPERT
PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
OFF-BALANCE SHEET ARRANGEMENTS
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
QUORUM REQUIREMENTS
FORWARD-LOOKING INFORMATION
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
ADDITIONAL INFORMATION
SIGNATURES
EXHIBIT INDEX