Form 40-F
period 2006-01-31
ABER DIAMOND CORP
filed 2006-05-01
CIK 841071

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2006	Commission File Number: 0-17227

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
(206) 621-1818
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

The number of shares outstanding of the issuer's common shares as of January 31, 2006 was 58,133,780.

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

Yes ☒                        NO ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F or are incorporated by reference as previously included under cover of a Form 6-K filed on April 28, 2006:

A.    Annual Information Form

For the Registrant's Annual Information Form for the year ended January 31, 2006, see Exhibit 1 of this Annual Report on Form 40-F.

B.    Audited Annual Financial Statements

The Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto, are incorporated by reference as previously included under cover of a Form 6K filed on April 28, 2006. The Registrant's financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP") — see Note 22 of the Notes to Consolidated Financial Statements of the Registrant's consolidated audited financial statements, reconciling the important differences between Canadian and US GAAP.

C.    Management's Discussion and Analysis

The Registrant's management's discussion and analysis for the twelve month period ended January 31, 2006, are incorporated by reference as previously included under cover of a Form 6K filed on April 28, 2006.

DISCLOSURE CONTROLS AND PROCEDURES

As of January 31, 2006, an evaluation was carried out under the supervision, and with the participation, of the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

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

Lars-Eric Johansson recently served as the Executive Vice President and Chief Financial Officer of Kinross Gold Corporation. Prior to that, he served as Special Advisor on Project Financing to Falconbridge Limited's Koniambo nickel project in New Caledonia and served as the Executive Vice President & Chief Financial Officer of Noranda Inc. of Toronto. He is on the board of Tiberon Minerals Ltd., and the Audit Committee of Tiberon Minerals Ltd. Mr. Johansson graduated from the Gothenberg School of Economics in 1970 with a specialty in finance and accounting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by KPMG LLP for the Registrant and its subsidiaries for the years ending January 31, 2006 and January 31, 2005 totaled $1,276,920 and $1,562,593.00, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year ended January 31, 2006	Year ended January 31, 2005
Audit Fees	$883,520	$923,132
Audit Related Fees	127,340	443,268
Tax Fees	261,060	192,193
All other Fees	5,000	4,000

TOTAL	$1,276,920	$1,562,593

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

OFF-BALANCE SHEET ARRANGEMENTS

None.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of contractual obligations, see Page Number 17 of the Management's Discussion and Analysis of Financial Conditions and Results of Operations of the Registrant for the twelve month period ended January 31, 2006, incorporated by reference as previously included in a Form 6-K filed April 28, 2006.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Lars-Eric Johansson
Members:	Eira M. Thomas
Laurent E. Mommeja

QUORUM REQUIREMENTS

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company's voting common stock. The Registrant's by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Registrant's 2005 Annual Meeting of Shareholders, holders of 71.84% of the common shares were present or represented by proxy at the meeting.

FORWARD-LOOKING INFORMATION

Included in this Annual Report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this Annual Report, words such as "may", "will", "should", "plan", "believe", "estimate", "intend", "expect", "anticipate", "projected" and similar expressions concerning matters that are not historical facts are intended to identify forward-looking statements — which are, by their very nature, not guarantees of the Registrant's future operational or financial performance, and are subject to assumptions, risks and uncertainties.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, construction and exploration activities at the Diavik Mine, world economic conditions, the expected sales mix at Harry Winston and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning the Registrant's projected share of the Diavik Mine capital expenditure requirements, the Registrant has used a Canadian/US dollar exchange rate of $0.89, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. The Registrant has retained its earlier production forecast of 8.5 million carats from the Diavik Mine for the 2006 calendar year subject to actual performance of transportation alternatives for delivery of heavier components of a large excavation shovel and other bulk supplies not transported to the Diavik Mine due to the early suspension of the winter road. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates, the Registrant has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. While the Registrant considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking-information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Registrant currently expects. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, fluctuations in diamond price associated with joint venture operations, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, and the risks of competition in the luxury jewelry segment. Please see page 13 of the Registrant's Annual Information Form, attached hereto as Exhibit 1, for a discussion of these and other risks and uncertainties involved in the Registrant's operations.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Registrant disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant's filings with Canadian and United States securities regulatory authorities.

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

DATED the 24th day of April, 2006.

ABER DIAMOND CORPORATION (Registrant)

By:	/s/ ROBERT A. GANNICOTT
Name: Robert A. Gannicott Title: Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT	REFERENCE
1	The Registrant's Annual Information Form for the fiscal year ended January 31, 2006	Filed
2	The Registrant's 2006 Management's Discussion and Analysis and Audited Financial Statements for the fiscal year ended January 31, 2006	(A)
3	Consent of KPMG LLP, Independent Accountants	Filed
31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed
31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed
32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed
32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed
(A)
Incorporated by reference as previously included under cover of Form 6-K filed April 28, 2006.

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