Form 40-F/A
period 2006-01-31
ABER DIAMOND CORP
filed 2007-04-19
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40F/A-1

AMENDMENT NO. 1 TO FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2006	Commission File Number: 0-17227

ABER DIAMOND CORPORATION

(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

1499
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

P.O. Box 4569, Station A Toronto, ON, Canada M5W 4T9 (416) 362-2237
(Address and telephone number of Registrant’s principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer’s common shares as of January 31, 2006 was 58,133,780.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If  “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	NO ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report of Aber Diamond Corporation (the “Registrant”) on Form 40-F for the fiscal year ended January 31, 2006 is filed herewith for the following purposes:

1.                                       Providing copies of the Registrant’s Audited Annual Financial Statements and Management’s Discussion and Analysis that were originally furnished to the Commission under cover of Form 6-K on April 28, 2006, but were not included under cover of the Registrant’s Annual Report on Form 40-F for the fiscal year ended January 31, 2006 as filed on EDGAR on May 1, 2006 and amending the language under the heading “Disclosure of Contractual Obligations”  to correspond with this change; and

2.                                       Under the heading “Disclosure Controls and Procedure” the disclosure was amended to confirm that the Registrant’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report, as required by General Instruction B (6)(b) of Form 40-F.

This 40-F/A consists of a cover page, this explanatory note, amendments to the disclosures under the headings as referenced above, the signature page, the Audited Annual Financial Statements, Management’s Discussion and Analysis and new certifications by the principal executive and principal financial officers of the Registrant.

Other than as expressly set forth above, this Form 40-F/A does not update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

DISCLOSURE CONTROLS AND PROCEDURE

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the Registrant’s disclosure controls and procedures or internal control over financial reporting to be an infallible preventative of all possible errors or improprieties.  A control system, no matter how well conceived or operated, can, at best, provide only reasonable, not absolute, assurance that the objectives of the control system are met.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of contractual obligations, see Page Number 17 of the Management’s Discussion and Analysis of Financial Conditions and Results of Operations of the Registrant for the twelve month period ended January 31, 2006, incorporated by reference and included herein.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 17th day of April, 2007.

ABER DIAMOND CORPORATION
(Registrant)

By:	/s/ ROBERT A. GANNICOTT
	Name:	Robert A. Gannicott
	Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT	REFERENCE
1	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2006	(A)

2	The Registrant’s Consolidated Audited Financial Statements for the fiscal year ended January 31, 2006	Filed

3	The Registrant’s Management’s Discussion and Analysis for the fiscal period ended January 31, 2006	Filed

4	Consent of KPMG LLP, Independent Accountants	(A)

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed

(A)                       Previously filed under cover of Form 40-F for the fiscal year ended January 31, 2006 as filed on EDGAR on May 1, 2006.