Form 40-F
period 2007-01-31
ABER DIAMOND CORP
filed 2007-04-20
CIK 841071

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2007	Commission File Number: 0-17227

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

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of shares outstanding of the issuer’s common shares as of January 31, 2007 was 58,360,755.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the fiscal year ended January 31, 2007, see Exhibit 1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto, are incorporated by reference and included herein --- see Exhibit 2. The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”) -- see Note 21 of the Notes to Consolidated Financial Statements of the Registrant’s consolidated audited financial statements, reconciling the important differences between Canadian and US GAAP.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis for the twelve month period ended January 31, 2007 is incorporated by reference and included herein --- See Exhibit 3.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), were effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange Commission’s (“SEC”) rules and forms.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL
REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Because of its inherent limitations, the Registrant’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Registrant’s internal control over financial reporting for fiscal year ended January 31, 2007 and concluded that such internal control over financial reporting is effective.

AUDITOR’S ATTESTATION REPORT ON MANAGEMENT’S ASSESSMENT OF
INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Aber Diamond Corporation

We have audited management’s assessment, included on page 18 of the management’s discussion and analysis, that Aber Diamond Corporation (the “Company”) maintained effective internal control over financial reporting as of January 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of January 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended January 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated April 17, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP

KPMG LLP

Chartered Accountants, Licensed Public Accountants
TORONTO, CANADA
April 17, 2007

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,

CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

The Registrant has adopted a code of ethics and business conduct for its directors, officers and employees, see Exhibit 5 of this Annual Report on Form 40-F. The code is available on the Registrant’s website at www.aber.ca, and will be made available in print to any shareholder who requests it.  All amendments to the code, and all waivers of the code with respect to any of the persons covered by it, will be posted on the Registrant’s web site and will be provided in print to any shareholder who requests it.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, its Corporate Governance Committee and its Human Resources and Compensation Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant’s website at www.aber.ca.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. Lars-Eric Johansson has been determined by the board of the Registrant to meet the “audit committee financial expert” criteria prescribed by the SEC and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Lars-Eric Johansson as an audit committee financial expert does not make Lars-Eric Johansson an “expert” for any purpose, impose any duties, obligations or liability on Lars-Eric Johansson that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

Lars-Eric Johansson recently served as the Executive Vice President and Chief Financial Officer of Kinross Gold Corporation. Prior to that, he served as Special Advisor on Project Financing to Falconbridge Limited’s Koniambo nickel project in New Caledonia and served as the Executive Vice President & Chief Financial Officer of Noranda Inc. of Toronto. He is Chairman of the Board of Forsbecks AB, Sweden and on the board of directors of Golden Star Resources Ltd., Niocan Inc. and Canadian Solar Inc. Mr. Johansson graduated from the Gothenberg School of Economics in 1970 with a specialty in finance and accounting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by KPMG LLP for the Registrant and its subsidiaries for the years ending January 31, 2007 and January 31, 2006 totaled $2,028,460 and $1,276,920, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year ended January 31, 2007	Year ended January 31, 2006
Audit Fees	$1,734,632	$883,520
Audit Related Fees	89,848	127,340
Tax Fees	196,980	261,060
All Other Fees	7,000	5,000
TOTAL	$2,028,460	$1,276,920

The nature of the services provided by KPMG LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.  These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “All Other Fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above.

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees and accordingly 100% of the Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee.  The Audit Committee has adopted a policy for the pre-approval of specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time.

OFF-BALANCE SHEET ARRANGEMENTS

None.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of contractual obligations, see Page Number 14 of the Management’s Discussion and Analysis of Financial Conditions and Results of Operations of the Registrant for the twelve month period ended January 31, 2007, incorporated by reference and included herein as Exhibit 3 of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Lars-Eric Johansson
Members:	Laurent E. Mommeja
John M. Willson

QUORUM REQUIREMENTS

Pursuant to Rule 4350(a)(1) of the Nasdaq Stock Market, Inc. Marketplace Rules, the Registrant relies on an exemption from Rule 4350(f) of the Marketplace Rules, requiring that each Nasdaq-quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. The Registrant’s by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting. At the Registrant’s 2006 Annual Meeting of Shareholders, holders of 63.44% of the common shares were present or represented by proxy at the meeting.

FORWARD-LOOKING INFORMATION

Certain information included in this Annual Report may constitute forward-looking information within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. When used in this Annual Report, words such as “may”, “will”, “should”, “plan”, “believe”, “estimate”, “intend”, “expect”, “anticipate”, “projected” and similar expressions concerning matters that are not historical facts are intended to identify forward-looking statements — which are, by their very nature, not guarantees of the Registrant’s future operational or financial performance, and are subject to assumptions, risks and uncertainties.

Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2007, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the Diavik Mine’s water licence renewal, the number of expected rough diamond sales, projected sales growth and new store openings at Harry Winston, expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, world economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at Harry Winston, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning the Registrant’s projected share of the Diavik Mine capital expenditure requirements, the Registrant has used a Canadian/US dollar exchange rate of $0.88, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, future mining activity and mine plans and future rough diamond sales, the Registrant has assumed that mining operations and exploration activities will proceed in the ordinary course according to schedule and that the Diavik Mine’s water licence will be renewed on expected terms and conditions. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates and expense trends, the Registrant has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. While the Registrant considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 13 of the Registrant’s Annual Information Form, attached hereto as Exhibit 1, for a discussion of these and other risks and uncertainties involved in the Registrant’s operations.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Registrant disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.edgar.com, respectively.

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

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 17th day of April, 2007.

ABER DIAMOND CORPORATION
(Registrant)

By:	/s/ ROBERT A. GANNICOTT
	Name:	Robert A. Gannicott
	Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

1	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2007

2	Consolidated Audited Financial Statements for the fiscal year ended January 31, 2007

3	Management’s Discussion and Analysis for the fiscal period ended January 31, 2007

4	Consent of KPMG LLP, Independent Accountants

5	Code of Ethics and Business Conduct

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002