Form 40-F
period 2008-01-31
HARRY WINSTON DIAMOND CORP
filed 2008-04-28
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2008	Commission File Number: 0-17227

HARRY WINSTON DIAMOND CORPORATION
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

Richard B. Raymer
Hodgson Russ LLP
140 Pearl Street, Suite 100
Buffalo, New York 14202-4040
Direct: (416) 595-2681

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares Without Par Value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
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

The number of common shares of the issuer outstanding as of January 31, 2008 was 58,372,091.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2008 is attached as Exhibit 99.1 of this Annual Report on Form 40-F, and is incorporated herein by reference.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated by reference herein. The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("US GAAP"). The reconciliation of the Registrant’s audited consolidated financial statements to US GAAP is included as Exhibit 99.4 of this Form 40-F and reconciles the important differences between Canadian and US GAAP.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis for the twelve month period ended January 31, 2008 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), were effective at January 31, 2008 to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Registrant. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

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

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Registrant’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2008. The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an audit report expressing an opinion on the Registrant’s internal control over financial reporting as of January 31, 2008. For KPMG LLP’s report see page 3 of the Registrant’s Annual Financial Statements for the fiscal year ended January 31, 2008.

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

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

The Registrant has adopted a "code of ethics" (as defined by the rules and regulations of the SEC), entitled "Code of Ethics and Business Conduct" that applies to each director, officer and employee, including the Registrant’s Chief Executive Officer, Chief Financial Officer and principal accounting officer, and which is attached as Exhibit 99.6 to this Annual Report on Form 40-F. The code is available on the Registrant’s website at http://investor.harrywinston.com under the tab entitled "Governance", and will be made available in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the persons covered by it, will be posted on the Registrant’s web site and will be provided in print to any shareholder who requests it.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, its Nominating & Corporate Governance Committee and its Human Resources and Compensation Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant’s website at http://investor.harrywinston.com under the tab entitled "Governance".

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. Matthew W. Barrett has been determined by the board of the Registrant to be an "audit committee financial expert" as that term is defined by the rules and regulations of the SEC and is independent, as that term is defined by the New York Stock Exchange ("NYSE") listing standards applicable to the Registrant. The SEC has indicated that the designation of Matthew W. Barrett as an audit committee financial expert does not (i) make Matthew W. Barrett an "expert" for any purpose, (ii) impose any duties, obligations or liability on Matthew W. Barrett that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors of the Registrant.

Matthew W. Barrett, is designated as an Audit Committee financial expert based on his experience as the former Chairman and Chief Executive Officer of Bank of Montreal and as Group Chief Executive of Barclays PLC. Mr. Barrett began his career at the Bank of Montreal in 1962 and built a career at the bank where he held a variety of management positions in international banking and treasury during his 37 year tenure. He was appointed President and Chief Operating Officer in 1987. In 1989, he was appointed Chief Executive Officer and was named Chairman and Chief Executive Officer in 1990. In 1999, Mr. Barrett accepted the position of Group Chief Executive of Barclays Bank PLC and was appointed chairman in 2004. Mr. Barrett was previously a member of the Federal Reserve Bank of New York International Advisory Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by KPMG LLP for the Registrant and its subsidiaries for the years ending January 31, 2008 and January 31, 2007 totaled $2,228,892 and $2,028,460, respectively, as detailed in the following table. All funds are in Canadian dollars:

	Year ended January 31, 2008	Year ended January 31, 2007
Audit Fees	$1,952,700	$1,734,632
Audit Related Fees	75,434	89,848
Tax Fees	185,658	196,980
All Other Fees	15,100	7,000
TOTAL	$2,228,892	$2,028,460

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2008, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of contractual obligations, see page 15 of the Management's Discussion and Analysis of Financial Conditions and Results of Operations of the Registrant for the twelve month period ended January 31, 2008, incorporated by reference and included herein as Exhibit 99.3 of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Matthew W. Barrett
Members:	Micheline Bouchard
Laurent E. Mommeja
John M. Willson

COMPLIANCE WITH NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES

The Registrant complies with corporate governance requirements of both the Toronto Stock Exchange (the "TSX") and the NYSE. As a foreign private issuer the Registrant is not required to comply with all of the corporate governance requirements of the NYSE, however, the Registrant adopts best practices consistent with domestic NYSE listed companies when appropriate to its circumstances.

The Registrant has reviewed the NYSE corporate governance requirements and confirms that the Registrant’s corporate governance practices are not significantly nor materially different that those required of domestic companies under the NYSE listing standards. Except as described below, the Registrant is in compliance with the NYSE corporate governance standards in all significant respects:

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE’s Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of "equity compensation plans" covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employers and directors. The TSX rules provide that the creation of any equity compensation plans that provide for new issuances of securities are subject to shareholder approval. Any amendments to such plans are subject to shareholder approval unless the specific equity compensation plan contains detailed provisions, approved by the shareholders, that specify those amendments requiring shareholder approval and those amendments which can be made without shareholder approval. The Registrant follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and revisions to such plans.

Further information about the Registrant’s governance practices will be included on the Registrant’s web site in 2008 and in its future annual reports.

FORWARD-LOOKING INFORMATION

Certain information included in this Annual Report and other documents the Registrant has publicly filed on SEDAR may constitute forward-looking information within the meaning of Canadian and United States securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements and the funding thereof, estimated reserves and resources at, and production from, the Diavik Diamond Mine, potential improvements in grade and tonnage at the Diavik Diamond Mine, the expected life of the Diavik Diamond Mine, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, the number and timing of expected rough diamond sales and expectations concerning the diamond industry and the market for jewelry and luxury goods. Actual results may vary. See "Risk Factors".

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and U.S. economic conditions, the level of worldwide diamond production, the receipt of necessary regulatory permits, the expected sales mix at the Registrant’s retail segment, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in estimating the Registrant’s projected share of the Diavik Diamond Mine capital expenditure requirements, the Registrant has used a Canadian/US dollar exchange rate of $1.00 for fiscal 2009, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Diamond Mine, potential improvements in grade and tonnage at the Diavik Diamond Mine, the expected life of the Diavik Diamond Mine, future mining activity and mine plans, including plans, timelines, and targets for construction mining, development, production and exploration activities at the Diavik Diamond Mine, and future rough diamond sales, the Registrant has assumed, among other things, that mining operations, construction and exploration activities will proceed in the ordinary course according to schedule and consistent with past results. While the Registrant considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. See "Risk Factors".

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, credit market risks, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in U.S. and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Registrant’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 14 of the Registrant’s Annual Information Form, attached hereto as Exhibit 99.1, for a discussion of these and other risks and uncertainties involved in the Registrant’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Report, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. While the Registrant may elect to, it is under no obligation and does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

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

DATED the 28th day of April, 2008.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

By:	/s/ ROBERT A. GANNICOTT
	Name:	Robert A. Gannicott
	Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

31.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2008

99.2	Consolidated Audited Financial Statements for the fiscal year ended January 31, 2008

99.3	Management's Discussion and Analysis for the fiscal period ended January 31, 2008

99.4	Reconciliation of the important differences between Canadian GAAP and US GAAP

99.5	Consent of KPMG LLP, Independent Accountants

99.6	Code of Ethics and Business Conduct

99.7

Consent of Calvin Yip, P. Eng, Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., in connection with the Technical Report on mineral resources and reserves at the Diavik Diamond Mine dated April 23, 2008, incorporated by reference in Exhibit 99.1