Form 40-F
period 2009-01-31
HARRY WINSTON DIAMOND CORP
filed 2009-04-23
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐        Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2009	Commission File Number: 0-17227

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

The number of common shares of the issuer outstanding as of January 31, 2009 was 61,372,092.

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

EXPLANATORY NOTE

Harry Winston Diamond Corporation (the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

NOTICE TO UNITED STATES READERS

The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the Securities and Exchange Commission in the United States (the “Commission”) and certain Canadian securities regulators, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reconciled to United States generally accepted accounting principles (“US GAAP”). The reconciliation of the Registrant’s audited consolidated financial statements to US GAAP is included as Exhibit 99.7 of this Form 40-F and reconciles the important differences between Canadian and US GAAP.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2009, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$1.2265.   Bank of Canada exchange rates are nominal quotations and are not buying or selling rates.  These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.  Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2009 is attached as Exhibit 99.5 of this Annual Report on Form 40-F, and is incorporated herein by reference.

B.  Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the report of the independent chartered accountants with respect thereto, are attached as Exhibit 99.6 to this Annual Report on Form 40-F and is incorporated by reference herein.  The Registrant’s financial statements have been prepared in accordance with Canadian GAAP and reconciled to US GAAP. The reconciliation of the Registrant’s audited consolidated financial statements to US GAAP is included as Exhibit 99.7 of this Form 40-F and reconciles the important differences between Canadian and US GAAP.

C.  Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial conditions and results of operations for the twelve month period ended January 31, 2009 is attached as Exhibit 99.6 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) and 15d-15(e) under the Exchange Act, were effective as of January 31, 2009 to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

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

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Registrant’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of January 31, 2009.  The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an audit report expressing an opinion on the Registrant’s internal control over financial reporting as of January 31, 2009, which is included on page 27 of the Registrant’s Annual Financial Statements for the fiscal year ended January 31, 2009 attached hereto as Exhibit 99.6 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this Annual Report, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,

CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the Commission), entitled “Code of Ethics and Business Conduct” that applies to each director, officer and employee, including the Registrant’s Chief Executive Officer, Chief Financial Officer and principal accounting officer. The code may be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Registrant at P. O. Box 4569, Station “A”, Toronto, Ontario M5W 4T9, (416) 362-2237 ext. 290 or by viewing the Corporation’s web site at http://investor.harrywinston.com under the tab entitled “Governance”.

All amendments to the code, and all waivers of the code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant’s web site and will be provided in print to any shareholder upon request.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, Nominating & Corporate Governance Committee and Human Resources & Compensation Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant’s website at http://investor.harrywinston.com under the tab entitled “Governance”.

AUDIT COMMITTEE

The Registrant has a separately designated standing Audit Committee.  The members of the Audit Committee are:

Chair:

Daniel Jarvis

Members:

Matthew W. Barrett
Noel Harwerth

All members of the Audit Committee are financially literate and independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Registrant and as determined under Rule 10A-3 of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee.  Daniel Jarvis has been determined by the board of the Registrant to be an “audit committee financial expert” as that term is defined by the rules and regulations of the Commission and is independent, as that term is defined by applicable securities laws and the New York Stock Exchange (“NYSE”) listing standards applicable to the Registrant. The Commission has indicated that the designation of Daniel Jarvis as an audit committee financial expert does not (i) make Daniel Jarvis an “expert” for any purpose, (ii) impose any duties, obligations or liability on Daniel Jarvis that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors of the Registrant.

Daniel Jarvis, is designated as an Audit Committee financial expert based on his experience as the former Executive Vice-President and Chief Financial Officer of Intrawest Corporation and President and Chief Executive Officer of Intrawest Leisure and Travel Group. During his term, he took the company public in 1990 and acquired numerous resorts and other recreational assets.  He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.  He currently manages a real estate advisory and investment firm.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by KPMG LLP for the Registrant and its subsidiaries for the years ending January 31, 2009 and January 31, 2008 totaled US$2,082,232 and US$2,096,552, respectively, as detailed in the following table:

	Year ended January 31, 2009 (US$)	Year ended January 31, 2008 (US$)
Audit Fees	1,744,037	1,836,759
Audit Related Fees	66,367	70,955
Tax Fees	188,049	174,635
All Other Fees	83,779	14,203
TOTAL	2,082,232	2,096,552

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

All Other Fees

Fees disclosed in the table above under the item “All Other Fees” were incurred for services other than the audit fees, audit-related fees and tax fees described.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2009, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of contractual obligations, see page 14 of the Management's Discussion and Analysis of Financial Conditions and Results of Operations of the Registrant for the twelve month period ended January 31, 2009, incorporated by reference and included herein as Exhibit 99.6 of this Annual Report on Form 40-F.

COMPLIANCE WITH NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES

The Registrant complies with corporate governance requirements of both the Toronto Stock Exchange (the “TSX”) and the NYSE.  As a foreign private issuer the Registrant is not required to comply with all of the corporate governance requirements of the NYSE, however, the Registrant adopts best practices consistent with domestic NYSE listed companies when appropriate to its circumstances.

The Registrant has reviewed the NYSE corporate governance requirements and confirms that the Registrant’s corporate governance practices are not significantly, nor materially different than those required of domestic companies under the NYSE listing standards. Except as described below, the Registrant is in compliance with the NYSE corporate governance standards in all significant respects:

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE’s Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans.  The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employers and directors.  The TSX rules provide that the creation of any equity compensation plans that provide for new issuances of securities are subject to shareholder approval.  Any amendments to such plans are subject to shareholder approval unless the specific equity compensation plan contains detailed provisions, approved by the shareholders, that specify those amendments requiring shareholder approval and those amendments which can be made without shareholder approval.  The Registrant follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and revisions to such plans.

Further information about the Registrant’s governance practices is included on the Registrant’s web site.

FORWARD-LOOKING INFORMATION

Certain information included in this Annual Report and the exhibits attached hereto, along with other documents the Registrant has publicly filed on SEDAR and with the Commission may constitute forward-looking information within the meaning of Canadian and United States securities laws, including Section 21E of the Securities Act of 1933, as amended (the “Securities Act”), the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”), or in releases made by the Commission, all as may be amended from time to time.  The following cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws.

In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, new salon openings, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry, expected cost of sales and gross margin trends in the mining segment, and expected sales trends in the retail segment  Actual results may vary from the forward looking information.  See “Risks and Uncertainties” for material risk factors that could cause actual results to differ materially from the forward looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, credit and general capital market conditions and the ability of the Registrant to refinance or replace its existing credit facilities, the level of worldwide diamond production and world and US economic conditions and demand for luxury goods. Specifically, in estimating the Registrant’s projected share of the Diavik Diamond Mine capital expenditure requirements over the next five years, the Registrant has used an average Canadian/US dollar exchange rate of $0.86. In making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends in the retail segment, the Registrant has made assumptions regarding, among other things, world and US economic conditions and demand for luxury goods. While The Registrant considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties”.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Registrant currently expects.  These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, financing and credit market risk, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment.  See “Risks and Uncertainties”.

Please see page 15 of the Registrant’s Annual Information Form, attached hereto as Exhibit 99.5, for a discussion of these and other risks and uncertainties involved in the Registrant’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Report, and should not rely upon this information as of any other date.  Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Registrant uses forward looking statements because it believes such statements provide useful information with respect to the future operation and financial performance of the Registrant, and cautions readers that the information may not be appropriate for other purposes. While the Registrant may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.  Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

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

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Commission’s Interactive Data Electronic Applications (IDEA) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 22nd day of April, 2009.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

By:	/s/ ROBERT A. GANNICOTT
	Name:	Robert A. Gannicott
	Title:	Chairman & Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2009

99.6	Consolidated Audited Financial Statements for the fiscal year ended January 31, 2009 including Management's Discussion and Analysis for the fiscal period ended January 31, 2009

99.7	Reconciliation of the important differences between Canadian GAAP and US GAAP

99.8	Consent of KPMG LLP, Independent Accountants

99.9

Consent of Calvin Yip, P. Eng, Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., in connection with the Technical Report on mineral resources and at the Diavik Diamond Mine dated April 23, 2008, incorporated by reference in Exhibit 99.5