Form 40-F
HARRY WINSTON DIAMOND CORP
filed 2012-04-24
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2012	Commission File Number: 001-33838

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

Richard B. Raymer
Dorsey & Whitney LLP
TD Canada Trust Tower – Brookfield Place
161 Bay Street, Suite 4310
Toronto, ON M5J 2S1
Direct: (416) 367-7388
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

The number of common shares of the issuer outstanding as of January 31, 2012 was 84,874,781.

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

Yes [   ]                                                       NO [   ]

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

NOTICE TO UNITED STATES READERS

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”) and certain Canadian securities regulators, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has prepared its financial statements, which are filed as Exhibit 99.6 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. They are not comparable to financial statements of United States companies.

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2012, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.0052. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

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

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, the Registrant has made assumptions regarding, among other things, continuing recovery of world and US economic conditions and demand for luxury goods. While the Registrant considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect.

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

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2012, attached as Exhibit 99.5 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2012 is attached as Exhibit 99.5 of this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.6 to this annual report on Form 40-F and is incorporated by reference herein. The Registrant has prepared its financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. They are not comparable to financial statements of United States companies.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial conditions and results of operations for the twelve month period ended January 31, 2012 is attached as Exhibit 99.6 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Group Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Group Chief Financial Officer have concluded that as of January 31, 2012, the Registrant’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act) were effective and adequately designed to ensure that (i) information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s applicable rules and forms, and (ii) material information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management as appropriate to allow accurate and timely decisions regarding required disclosure.

It should be noted that while the Registrant’s Chief Executive Officer and Group Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the Registrant’s disclosure controls and procedures or internal control over financial reporting to be an infallible preventative of all possible errors or improprieties. A control system, no matter how well conceived or operated, can, at best, provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Management defines internal control over financial reporting as a process designed by, or under the supervision of, the Registrant’s executive and principal financial officers, or persons performing similar functions, and effected by the Registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

b.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and

c.

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements.

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

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the Registrant’s Chief Executive Officer and Group Chief Financial Officer, has assessed the effectiveness of the Registrant’s internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act, and concluded that such internal control over financial reporting was effective as of January 31, 2012.

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an audit report expressing an opinion on the Registrant’s internal control over financial reporting as of January 31, 2012, which is included in Exhibit 99.6 to this annual report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
GROUP CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the Commission), entitled “Code of Ethics and Business Conduct” that applies to each director, officer and employee, including the Registrant’s Chief Executive Officer, Group Chief Financial Officer and principal accounting officer. The code is attached hereto as Exhibit 99.9 to this annual report on Form 40-F. The code may also be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Registrant at P. O. Box 4569, Station “A”, Toronto, Ontario, M5W 4T9, (416) 362-2237 ext: 1, or by viewing the Registrant’s web site at http://investor.harrywinston.com under the tab entitled “Governance”.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ending January 31, 2012 and January 31, 2011 totaled US$2,035,362 and US$1,911,053, respectively, as detailed in the following table:

	Year ended January 31, 2012 (US$)	Year ended January 31, 2011 (US$)
Audit Fees	1,808,046	1,622,777
Audit Related Fees	94,479	162,026
Tax Fees	127,791	121,379
All Other Fees	5,046	4,871
TOTAL	2,035,362	1,911,053

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2012, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For disclosure of contractual obligations, see page 17 of the Management's Discussion and Analysis of Financial Conditions and Results of Operations of the Registrant for the twelve month period ended January 31, 2012, incorporated by reference and included herein as Exhibit 99.6 of this annual report on Form 40-F.

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

Further information about the Registrant’s governance practices is included on the Registrant’s website.

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

DATED the 24th day of April, 2012.

HARRY WINSTON DIAMOND CORPORATION
(Registrant)

By: /s/ ROBERT A. GANNICOTT
Name: Robert A. Gannicott
Title: Chairman & Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification by the Group Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Group Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2012
99.6	Consolidated Audited Financial Statements for the fiscal year ended January 31, 2012 including Management's Discussion and Analysis for the fiscal period ended January 31, 2012
99.7	Consent of KPMG LLP, Independent Registered Public Accountants
99.8	Consent of Calvin Yip, P. Eng, Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., in connection with the Technical Report on mineral resources and at the Diavik Diamond Mine dated April 23, 2008, incorporated by reference in Exhibit 99.5
99.9	Code of Ethics and Business Conduct