Form 40-F
Dominion Diamond Corp
filed 2013-04-29
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[     ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2013	Commission File Number: 001-33838

DOMINION DIAMOND CORPORATION
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

The number of common shares of the issuer outstanding as of January 31, 2013 was 84,883,031.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  [     ]                                                                                                                        NO  [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  [ X ]                                                                                                                        NO  [     ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  [     ]                                                                                                                        NO  [    ]

EXPLANATORY NOTE

Dominion Diamond Corporation, formerly Harry Winston Diamond Corporation (the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2013, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.0027. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

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

In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine and Ekati Diamond Mine, future mining and processing at the Diavik Diamond Mine and Ekati Diamond Mines, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine and Ekati Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry, expected cost of sales and gross margin trends. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” in the Registrant’s Annual Information Form attached hereto as Exhibit 99.5 for additional material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine and Ekati Diamond Mine, world and US economic conditions and diamond supply. In making statements regarding expected diamond prices and expectations concerning the diamond industry the Registrant has made assumptions regarding, among other things, the state of world and US economic conditions, and worldwide diamond production levels. While the Registrant considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site and Ekati Mine site, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Report, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Registrant uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Registrant, and cautions readers that the information may not be appropriate for other purposes. While the Registrant may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2013, attached as Exhibit 99.5 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2013 is attached as Exhibit 99.5 of this annual report on Form 40-F, and is incorporated by reference herein.

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

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve month period ended January 31, 2013 is attached as Exhibit 99.6 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, Mining, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer, Mining have concluded that as of January 31, 2013, the Registrant’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act) were effective and adequately designed to ensure that (i) information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s applicable rules and forms, and (ii) material information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management as appropriate to allow accurate and timely decisions regarding required disclosure.

It should be noted that while the Registrant’s Chief Executive Officer and Chief Financial Officer, Mining believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the Registrant’s disclosure controls and procedures or internal control over financial reporting to be an infallible preventative of all possible errors or improprieties. A control system, no matter how well conceived or operated, can, at best, provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL
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

Management defines internal control over financial reporting as a process designed by, or under the supervision of, the Registrant’s executive and principal financial officers, or persons performing similar functions, and effected by the Registrant 's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, Mining, has assessed the effectiveness of the Registrant’s internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act, and concluded that such internal control over financial reporting was effective as of January 31, 2013.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Registrant’s internal control over financial reporting as of January 31, 2013, which is included in Exhibit 99.6 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended January 31, 2013, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the Commission), entitled “Code of Ethics and Business Conduct” that applies to each director, officer and employee, including the Registrant’s Chief Executive Officer, Chief Financial Officer, Mining and principal accounting officer. The code is attached hereto as Exhibit 99.10 to this annual report on Form 40-F. The code may also be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Registrant at P. O. Box 4569, Station “A”, Toronto, Ontario, M5W 4T9, (416) 362-2237 ext. 1, or by viewing the Registrant’s web site at http://ddcorp.ca under the tab entitled “Governance”.

All amendments to the code, and all waivers of the code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant’s web site and will be provided in print to any shareholder upon request.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, Nominating & Corporate Governance Committee and Human Resources & Compensation Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant’s website at http://ddcorp.ca under the tab entitled “Governance”.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ending January 31, 2013 and January 31, 2012 totaled US$2,108,546 and US$2,035,362, respectively, as detailed in the following table:

	Year ended January 31, 2013 (US$)	Year ended January 31, 2012 (US$)
Audit Fees (1)	1,870,914	1,813,092
Audit Related Fees	46,000	94,479
Tax Fees	191,632	127,791
All Other Fees (1)	-	-
TOTAL	2,108,546	2,035,362

 (1) The classifications of the 2012 numbers have been revised to move fees of $5,046 related to involvement and consent regarding the Management Proxy Circular from All Other Fees to Audit Fees.

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2013, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For tabular disclosure of contractual obligations, see page 13 of the 2013 Annual Report of the Registrant for the twelve month period ended January 31, 2013, incorporated by reference and included herein as Exhibit 99.6 of this annual report on Form 40-F.

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

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employers and directors. The TSX rules provide that the creation of any equity compensation plans that provide for new issuances of securities is subject to shareholder approval. Any amendments to such plans are subject to shareholder approval unless the specific equity compensation plan contains detailed provisions, approved by the shareholders that specify those amendments requiring shareholder approval and those amendments which can be made without shareholder approval. The Registrant follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and revisions to such plans.

Further information about the Registrant’s governance practices is included on the Registrant’s website.

MINE SAFETY DISCLOSURE

Not applicable.

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

DATED the 29th day of April, 2013.

DOMINION DIAMOND CORPORATION
(Registrant)

By: /s/ ROBERT A. GANNICOTT
Name: Robert A. Gannicott
Title: Chairman & Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2013
99.6	2013 Annual Report of Dominion Diamond Corporation including the Consolidated Audited Financial Statements for the fiscal year ended January 31, 2013 and the Management's Discussion and Analysis for the year ended January 31, 2013
99.7	Consent of KPMG LLP, Independent Registered Public Accountants
99.8	Consent of Calvin Yip, P. Eng, Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., in connection with the Technical Report on mineral resources and at the Diavik Diamond Mine dated April 23, 2008, incorporated by reference in Exhibit 99.5
99.9	Consent of Mats Heimersson, P. Eng
99.10	Code of Ethics and Business Conduct