Form 40-F
period 2014-01-31
Dominion Diamond Corp
filed 2014-04-21
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2014	Commission File Number: 001-33838

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

The number of common shares of the issuer outstanding as of January 31, 2014 was 85,124,480.

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

Yes [   ]                                       NO [   ]

EXPLANATORY NOTE

Dominion Diamond Corporation (the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on January 31, 2014, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.1138. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

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

In some cases, forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans, timelines and targets for mining, development, production and exploration activities at the Registrant’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated reserves and resources at, and production from, the Ekati Diamond Mine and Diavik Diamond Mine, and expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this annual report on Form 40-F and exhibits attached hereto, include the current production forecast for the Ekati Diamond Mine and the Diavik Diamond Mine, estimated reserves and resources at the Ekati Diamond Mine and the Diavik Diamond Mine, and plans, timelines and targets for mining, development, permitting, production and exploration activities at the Registrant’s mineral properties.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Registrant’s mineral properties, currency exchange rates; and world and US economic conditions. While the Registrant considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Registrant currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Registrant’s mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. See “Risks and Uncertainties” in the Registrant’s Annual Information Form attached hereto as Exhibit 99.5 for additional material risk factors that could cause actual results to differ materially from the forward-looking information.

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

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2014, attached as Exhibit 99.5 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A.   Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2014 is attached as Exhibit 99.5 of this annual report on Form 40-F, and is incorporated by reference herein.

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

C.   Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve month period ended January 31, 2014 is attached as Exhibit 99.6 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of January 31, 2014, the Registrant’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act) were effective and adequately designed to ensure that (i) information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s applicable rules and forms, and (ii) material information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management as appropriate to allow accurate and timely decisions regarding required disclosure.

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

The Registrant acquired the Ekati Diamond Mine (“Ekati”) on April 10, 2013 (the “Ekati Acquisition”). The Registrant has not had sufficient time to appropriately assess the disclosure controls used by Ekati and integrate them with those of the Registrant. As a result, as permitted by the Sarbanes-Oxley Act and applicable rules related to business acquisitions, the previous Ekati operations have been excluded from the Registrant’s evaluation of disclosure controls. The Registrant is in the process of integrating operations and will be expanding its disclosure controls and procedures to include the acquired Ekati assets over the next year.

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

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Registrant’s internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act, and concluded that such internal control over financial reporting was effective as of January 31, 2014.

The results of the Ekati Acquisition have been included in the consolidated financial statements from the date of acquisition. However, the Registrant has not had sufficient time to appropriately assess the internal controls used by Ekati and integrate them with those of the Registrant. As a result, as permitted by the Sarbanes-Oxley Act and applicable rules related to business acquisitions, the previous Ekati operations have been excluded from the Registrant’s annual assessment of internal controls over financial reporting. The Registrant is in the process of integrating operations and will be expanding its internal control over financial reporting compliance program to include the acquired Ekati assets over the next year.

The Registrant acquired the Ekati during the year ended January 31, 2014. Management excluded from its assessment of the effectiveness of the Registrant’s internal control over financial reporting as of January 31, 2014, Ekati's internal control over financial reporting associated with total assets of $1,371 million and total revenues of $399.6 million, which are included in the consolidated audited annual financial statements of Registrant and subsidiaries as of and for the year ended January 31, 2014.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Registrant’s internal control over financial reporting as of January 31, 2014, which is included in Exhibit 99.6 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the impact of the Ekati Acquisition, there has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended January 31, 2014, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The code is attached hereto as Exhibit 99.10 to this annual report on Form 40-F. The code may also be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Registrant at P. O. Box 4569, Station “A”, Toronto, Ontario, M5W 4T9, (416) 362-2237 ext. 1, or by viewing the Registrant’s web site at http://ddcorp.ca under the tab entitled “Profile/Governance”.

All amendments to the code, and all waivers of the code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant’s web site and will be provided in print to any shareholder upon request.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, Nominating & Corporate Governance Committee, Human Resources & Compensation Committee and Health, Safety & Environmental Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant’s website at http://ddcorp.ca under the tab entitled “Profile/Governance”.

AUDIT COMMITTEE

The Board of Directors of the Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Manuel Lino Silva de Sousa-Oliveira
Members:	Daniel Jarvis
Tom Kenny

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ending January 31, 2014 and January 31, 2013 totaled US$1,445,877 and US$2,108,546, respectively, as detailed in the following table:

	Year ended January 31, 2014 (US$)	Year ended January 31, 2013 (US$)
Audit Fees	1,373,078	1,870,914
Audit Related Fees	41,871	46,000
Tax Fees	30,927	191,632
All Other Fees	-	-
TOTAL	1,445,877	2,108,546

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees and accordingly 100% of the Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee. The Audit Committee has adopted a policy for the pre-approval of specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audit Committee from time to time.

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2014, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of January 31, 2014, information with respect to the Registrant’s known contractual obligations:

CONTRACTUAL OBLIGATIONS		less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2-3	4-5	5 years
Interest-bearing loans and borrowings	$5,297	$1,140	$2,271	$1,886	$--
Environmental and participation agreements incremental commitments	179,403	59,153	2,325	4,259	113,666
Operating lease obligations	12,975	7,385	5,590	--	--
Total contractual obligations	$197,675	$67,678	$10,186	$6,145	$113,666

For further information on the tabular disclosure of contractual obligations, see page 20 of the 2014 Annual Report of the Registrant for the year ended January 31, 2014, incorporated by reference and included herein as Exhibit 99.6 of this annual report on Form 40-F.

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

Human Resources & Compensation Committee Independence

The Registrant has elected not to adopt Section 303A.02 and 303A.05 of the NYSE Listed Company Manual applicable to charters and independence of Compensation Committee members and advisors for U.S. domestic issuers. As a foreign private issuer, the Registrant is not required to comply with these rules.

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

DATED the 21st day of April, 2014.

DOMINION DIAMOND CORPORATION
(Registrant)

By: /s/ ROBERT A. GANNICOTT
Name: Robert A. Gannicott
Title: Chairman & Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2014
99.6

2014 Annual Report of Dominion Diamond Corporation including the Consolidated Audited Financial Statements for the fiscal year ended January 31, 2014 and the Management's Discussion and Analysis for the year ended January 31, 2014

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