Form 40-F
period 2015-01-31
Dominion Diamond Corp
filed 2015-04-20
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2015

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

The number of common shares of the issuer outstanding as of January 31, 2015 was 85,134,480.

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

NOTICE TO UNITED STATES READERS

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States (“U.S.”) Securities and Exchange Commission (the “Commission”) and certain Canadian securities regulators, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the U.S. The Registrant has prepared its financial statements, which are filed as Exhibit 99.6 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. They are not comparable to financial statements of U.S. companies prepared using U.S. generally accepted accounting principles (“U.S. GAAP”).

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in U.S. dollars. The exchange rate of Canadian dollars into U.S. dollars, on January 30, 2015, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.2711. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

FORWARD-LOOKING INFORMATION

Certain information included in this annual report and the exhibits attached hereto, along with other documents the Registrant has publicly filed on SEDAR and with the Commission may constitute forward-looking information within the meaning of Canadian and U.S. securities laws, including Section 21E of the Securities Act of 1933, as amended (the “Securities Act”), the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”), or in releases made by the Commission, all as may be amended from time to time. The following cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws.

In some cases, forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could” “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans, timelines and targets for mining, development, production and exploration activities at the Registrant’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated reserves and resources at, and production from, the Ekati Diamond Mine and Diavik Diamond Mine, and expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this annual report on Form 40-F and exhibits attached hereto, include the current production forecast for the Ekati Diamond Mine and the Diavik Diamond Mine, estimated reserves and resources at the Ekati Diamond Mine and the Diavik Diamond Mine, and plans, timelines and targets for mining, development, permitting, production and exploration activities at the Registrant’s mineral properties.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Registrant’s mineral properties; currency exchange rates; estimates related to the capital expenditures required to bring the A-21 pipe into production, required operating and capital costs, labour and fuel costs, world and U.S. economic conditions, future diamond prices, and the level of worldwide diamond production. While the Registrant considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Registrant currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the estimates related to the capital expenditures required to bring the A-21 pipe into production, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Registrant’s mineral property sites, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining regulatory approvals and lease renewals, the risk of fluctuations in diamond prices and changes in U.S. and world economic conditions, the risk of fluctuations in the Canadian/U.S. dollar exchange rate and cash flow and liquidity risks. See “Risks and Uncertainties” in the Registrant’s Annual Information Form attached hereto as Exhibit 99.5 for additional material risk factors that could cause actual results to differ materially from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Report, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Registrant uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Registrant, and cautions readers that the information may not be appropriate for other purposes. While the Registrant may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant’s filings with Canadian and U.S. securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2015, attached as Exhibit 99.5 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2015 is attached as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.6 to this annual report on Form 40-F and is incorporated by reference herein. The Registrant has prepared its financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. They are not comparable to financial statements of U.S. companies prepared using U.S. GAAP.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve month period ended January 31, 2015 is attached as Exhibit 99.6 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the U.S. and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Acting Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Acting Chief Executive Officer and Chief Financial Officer have concluded that as of January 31, 2015, the Registrant’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act) were effective and adequately designed to ensure that (i) information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s applicable rules and forms, and (ii) material information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management as appropriate to allow accurate and timely decisions regarding required disclosure.

It should be noted that while the Registrant’s Acting Chief Executive Officer and Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the Registrant’s disclosure controls and procedures or internal control over financial reporting to be an infallible preventative of all possible errors or improprieties. A control system, no matter how well conceived or operated, can, at best, provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the Registrant’s Acting Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Registrant’s internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act, and concluded that such internal control over financial reporting was effective as of January 31, 2015.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Registrant’s internal control over financial reporting as of January 31, 2015, which is included in Exhibit 99.6 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended January 31, 2015, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
CHIEF FINANCIAL OFFICER, OFFICERS, DIRECTORS AND EMPLOYEES

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the Commission), entitled “Code of Ethics and Business Conduct” that applies to each director, officer and employee, including the Registrant’s Acting Chief Executive Officer, Chief Financial Officer and principal accounting officer.

The code is attached hereto as Exhibit 99.10 to this annual report on Form 40-F. The code may also be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Registrant at P. O. Box 4569, Station “A”, Toronto, Ontario, M5W 4T9, (416) 362-2237 ext. 1, or by viewing the Registrant’s web site at www.ddcorp.ca under the tab entitled “Profile/Governance/Governance Documents”.

All amendments to the code, and all waivers of the code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant’s web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, Nominating & Corporate Governance Committee, Human Resources & Compensation Committee and Health, Safety & Environmental Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant’s website at www.ddcorp.ca under the tab entitled “Profile/Governance/Charters”.

AUDIT COMMITTEE

The Board of Directors of the Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Manuel Lino Silva de Sousa-Oliveira
Members:	Daniel Jarvis
Tom Kenny
Fiona Perrott-Humphrey

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ending January 31, 2015 and January 31, 2014 totaled US$1,295,400 and US$1,445,877, respectively, as detailed in the following table:

	Year ended January 31, 2015 (US$)	Year ended January 31, 2014 (US$)
Audit Fees	1,151,600	1,373,078
Audit Related Fees	31,400	41,871
Tax Fees	112,400	30,927
All Other Fees	-	-
TOTAL	1,295,400	1,445,877

The nature of the services provided by KPMG LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the Registrant’s annual consolidated financial statements and services provided in connection with statutory and regulatory filings or engagements and interim reviews.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the financial statements that are not reported under “Audit Fees” above.

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2015, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of January 31, 2015, information with respect to the Registrant’s known contractual obligations:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings	$47,875	$12,822	$34,409	$644	$–
Environmental and participation agreements incremental commitments	97,942	53,221	1,106	8,502	35,113
Operating lease obligations	6,060	4,892	1,168	–	–
Capital commitments	36,460	36,460	–	–	–
Total contractual obligations	$188,337	$107,395	$36,683	$9,146	$35,113

For further information on the tabular disclosure of contractual obligations, see page 21 of the 2015 Annual Report of the Registrant for the year ended January 31, 2015, incorporated by reference and included herein as Exhibit 99.6 of this annual report on Form 40-F.

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

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Commission’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED the 20th day of April, 2015.

DOMINION DIAMOND CORPORATION
(Registrant)

By:        /s/ BRENDAN BELL
Name: Brendan Bell
Title: Acting Chief Executive Officer
(acting in the capacity of principal executive officer for purposes of providing this Form 40-F)

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Certification by the Acting Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification by the Acting Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2015
99.6	2015 Annual Report of Dominion Diamond Corporation including the Audited Consolidated Financial Statements for the fiscal year ended January 31, 2015 and the Management's Discussion and Analysis for the year ended January 31, 2015
99.7	Consent of KPMG LLP, Independent Registered Public Accountants
99.8	Consent of Calvin Yip, P. Eng, in connection with the Technical Report entitled entitled “Diavik Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report” with effect from March 18, 2015 and dated March 25, 2015 (the “Diavik Report”)
99.9	Consent of Peter Ravenscroft, FAusIMM, sole owner of Burgundy Mining Advisors Ltd., in connection with the Technical Report entitled “Ekati Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report” with effect from January 31, 2015 and dated March 12, 2015
99.10	Code of Ethics and Business Conduct