Form 40-F
period 2016-01-31
Dominion Diamond Corp
filed 2016-04-14
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2016	Commission File Number: 001-33838

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

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
Telephone: (206) 903-8800
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to
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

The number of common shares of the issuer outstanding as of January 31, 2016 was 85,290,979.

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in U.S. dollars. The exchange rate of Canadian dollars into U.S. dollars, on January 29, 2016, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.4006. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

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

In some cases, forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could” “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans, timelines and targets for mining, development, production and exploration activities at the Registrant’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated reserves and resources at, and production from, the Ekati Diamond Mine and Diavik Diamond Mine, and expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this annual report on Form 40-F and exhibits attached hereto, include the current production forecast for the Ekati Diamond Mine and the Diavik Diamond Mine, estimated reserves and resources at the Ekati Diamond Mine and the Diavik Diamond Mine, and plans, timelines and targets for mining, development, permitting, production and exploration activities at the Registrant’s mineral properties and the Registrant’s intention to pay a regular dividend on its common shares.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Registrant’s mineral properties; currency exchange rates; estimates related to the capital expenditures required to bring the Jay pipe and A-21 pipe into production, required operating and capital costs, labour and fuel costs, world and U.S. economic conditions, future diamond prices, and the level of worldwide diamond production. While the Registrant considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Registrant currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the estimates related to the capital expenditures required to bring the Jay pipe and A-21 pipe into production, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Registrant’s mineral property sites, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining regulatory approvals and lease renewals, the risk of fluctuations in diamond prices and changes in U.S. and world economic conditions, uncertainty as to whether dividends will be declared by the Registrant’s Board of Directors or the Registrant’s dividend policy will be maintained, the risk of fluctuations in the Canadian/U.S. dollar exchange rate and cash flow and liquidity risks. See “Risks and Uncertainties” in the Registrant’s Annual Information Form attached hereto as Exhibit 99.5 for additional material risk factors that could cause actual results to differ materially from the forward-looking information.

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

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2016, attached as Exhibit 99.5 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2016 is attached as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated by reference herein.

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

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve month period ended January 31, 2016 is attached as Exhibit 99.6 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the U.S. and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of January 31, 2016, the Registrant’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act) were effective and adequately designed to ensure that (i) information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s applicable rules and forms, and (ii) material information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management as appropriate to allow accurate and timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Registrant’s internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act, and concluded that such internal control over financial reporting was effective as of January 31, 2016.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Registrant’s internal control over financial reporting as of January 31, 2016, which is included in Exhibit 99.6 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended January 31, 2016, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

AUDIT COMMITTEE

The Board of Directors of the Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	David S. Smith
Members:	Daniel Jarvis
James K. Gowans
Tom Kenny
Josef Vejvoda

David S. Smith assumed the role of Chairman of the Audit Committee on April 13, 2016.

All members of the Audit Committee are financially literate and independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Registrant and as determined under Rule 10A-3 of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has two Audit Committee financial experts serving on its Audit Committee. David S. Smith and Daniel Jarvis have each been determined by the Board of the Registrant to be an “audit committee financial expert” as that term is defined by the rules and regulations of the Commission and are independent, as that term is defined by applicable securities laws and the New York Stock Exchange (“NYSE”) listing standards applicable to the Registrant. The Commission has indicated that the designation of David S. Smith and Daniel Jarvis as audit committee financial experts does not (i) make them an “expert” for any purpose, (ii) impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors of the Registrant.

David S. Smith is designated as an Audit Committee financial expert based on his experience as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014, and as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009, Mr. Smith is a Certified Public Accountant, and holds a Bachelor of Science degree in Business Administration from California State University, Sacramento.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ended January 31, 2016 and January 31, 2015 totaled US$1,037,800 and US$1,295,400, respectively, as detailed in the following table:

	Year ended January 31, 2016 (US$)	Year ended January 31, 2015 (US$)
Audit Fees	927,000	1,151,600
Audit Related Fees	33,300	31,400
Tax Fees	77,500	112,400
All Other Fees	-	-
TOTAL	1,037,800	1,295,400

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2016, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of January 31, 2016, information with respect to the Registrant’s known contractual obligations:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$34,815	$22,700	$12,115	$–	$–
Environmental and participation agreements incremental commitments (c)	32,043	4,956	8,240	3,692	15,155
Operating lease obligations (d)	16,401	3,748	6,093	6,055	505
Capital commitments (e)	56,702	56,702	–	–	–
Other	714	714	–	–	–
Total contractual obligations	$140,675	$88,820	$26,448	$9,747	$15,660

For further information on the tabular disclosure of contractual obligations, see page 23 of the 2016 Annual Report of the Registrant for the year ended January 31, 2016, incorporated by reference and included herein as Exhibit 99.6 of this annual report on Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Services of Process and Undertaking on Form F-X with the Commission on April 14, 2016, which is hereby incorporated by reference, with respect to the class of securities to which the obligation to file this annual report on Form 40-F arises.

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

DATED the 14th day of April, 2016.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ BRENDAN BELL
Name: Brendan Bell
Title: Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2016
99.6

2016 Annual Report of Dominion Diamond Corporation including the Audited Consolidated Financial Statements for the fiscal year ended January 31, 2016 and the Management's Discussion and Analysis for the year ended January 31, 2016

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