Form 40-F
Dominion Diamond Corp
filed 2017-04-12
CIK 841071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2017	Commission File Number: 001-33838

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

The number of common shares of the issuer outstanding as of January 31, 2017 was 81,976,451.

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

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in U.S. dollars. The exchange rate of Canadian dollars into U.S. dollars, on January 31, 2017, based upon the closing rate published by the Bank of Canada, was U.S.$1.00=CDN$ 1.3012. Bank of Canada exchange rates are nominal quotations and are not buying or selling rates. These rates are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

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

Forward-looking information can generally be identified by the use of terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “foresee,” “appears,” “believe,” “intend,” “estimate,” “predict,” “potential,” “continue,” “objective,” “modelled,” “hope,” “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Registrant’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, results of the Registrant’s strategic review process, and expected sales, depreciation and amortization in income, average price per carat sold, cash cost and total cost per tonne processed and cash cost and total cost per carat produced. Forward-looking information included in this annual report on Form 40-F and exhibits attached hereto includes, but is not limited to, the estimated timeline to complete the relocation of the Registrant’s corporate head office from Yellowknife, Northwest Territories, to Calgary, Alberta, expectations concerning the diamond industry, results of the Registrant’s strategic review process, as well as sales, diamond pricing, depreciation and amortization and average price per carat sold, the current production forecast, cash cost and total cost per tonne processed, cash cost and total cost per carat produced and planned capital expenditures for the Ekati Diamond Mine, and the current production forecast, cash cost and total cost per tonne processed, cash cost and total cost per carat produced and planned capital expenditures for the Diavik Diamond Mine.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this annual report on Form 40-F and exhibits attached hereto, including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Registrant’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the Jay, Sable and A-21 pipes into production; required operating and capital costs, labour and fuel costs, world, India and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Registrant considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Registrant currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations; risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures; risks associated with the estimates related to the capital expenditures required to bring the Jay, Sable and A-21 pipes into production; the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities; risks associated with the remote location of, and harsh climate at, the Registrant’s mineral property sites; variations in mineral resource and mineral reserve estimates or expected recovery rates; failure of plant, equipment or processes to operate as anticipated; risks resulting from macro-economic uncertainty in other financial markets; risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals; the risk that diamond price assumptions may prove to be incorrect; modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators; delays in obtaining approvals and lease renewals; the risk of fluctuations in diamond prices and changes in US, India and world economic conditions; uncertainty as to whether dividends will be declared by the Registrant’s Board of Directors or whether the Registrant’s dividend policy will be maintained; the risk of fluctuations in the Canadian/US dollar exchange rate; cash flow and liquidity risks; and uncertainties related to the Registrant’s strategic review process. See “Risks and Uncertainties” in the Registrant’s Annual Information Form attached hereto as Exhibit 99.5, for a discussion of these and other risks and uncertainties involved in the Registrant’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this annual report on Form 40-F– they should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this annual report on Form 40-F, actual events may differ materially from current expectations. The Registrant uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Registrant, and cautions readers that the information may not be appropriate for other purposes. While the Registrant may elect to do so, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Registrant’s filings with Canadian and U.S. securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2017, attached as Exhibit 99.5 to this annual report on Form 40-F, and incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“Industry Guide 7”) under the Exchange Act. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this annual report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended January 31, 2017 is attached as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated by reference herein.

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

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve month period ended January 31, 2017 is attached as Exhibit 99.6 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the U.S. and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was carried out under the supervision, and with the participation, of the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s design and operation of its disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of January 31, 2017, the Registrant’s disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act) were effective and adequately designed to ensure that (i) information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s applicable rules and forms, and (ii) material information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management as appropriate to allow accurate and timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Registrant’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Registrant’s internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act, and concluded that such internal control over financial reporting was effective as of January 31, 2017.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Registrant’s independent registered public accounting firm, KPMG LLP, has issued an attestation report expressing an opinion on the Registrant’s internal control over financial reporting as of January 31, 2017, which is included in Exhibit 99.6 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Registrant’s internal control over financial reporting during the fiscal year ended January 31, 2017, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended January 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CORPORATE GOVERNANCE GUIDELINES

The Registrant has adopted corporate governance guidelines and established committees and charters for its Audit Committee, Nominating & Corporate Governance Committee, Human Resources & Compensation Committee and Health, Safety & Environmental Committee regarding such matters as, but not limited to, the Audit Committee, director qualification standards and responsibilities, director compensation and management succession. These guidelines and charters are available on the Registrant’s website at www.ddcorp.ca under the tab entitled “Profile/Governance/Governance Documents”.

AUDIT COMMITTEE

The Board of Directors of the Registrant has a separately designated standing Audit Committee. The members of the Audit Committee are:

Chair:	David S. Smith
Members:	Thomas A. Andruskevich
Trudy Curran
Tim Dabson
Josef Vejvoda

David S. Smith assumed the role of Chairman of the Audit Committee on April 13, 2016. James K. Gowans, the Chairman of the Board of Directors of the Registrant, is an ex-officio, non-voting member of the Audit Committee.

All members of the Audit Committee are financially literate and independent, as that term is defined by the NYSE’s corporate governance listing standards applicable to the Registrant and as determined under Rule 10A-3 of the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. David S. Smith has been determined by the Board of the Registrant to be an “audit committee financial expert” as that term is defined by the rules and regulations of the Commission and are independent, as that term is defined by applicable securities laws and the New York Stock Exchange (“NYSE”) listing standards applicable to the Registrant. The Commission has indicated that the designation of David S. Smith as an audit committee financial expert does not (i) make him an “expert” for any purpose, (ii) impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or (iii) affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors of the Registrant.

David S. Smith is designated as an Audit Committee financial expert based on his experience as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014, and as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Mr. Smith is a Certified Public Accountant, and holds a Bachelor of Science degree in Business Administration from California State University, Sacramento.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by KPMG LLP to the Registrant and its subsidiaries for the years ended January 31, 2017 and January 31, 2016 totaled US$1,187,600 and US$1,037,800, respectively, as detailed in the following table:

	Year ended January 31, 2017 (US$)	Year ended January 31, 2016 (US$)
Audit Fees	1,143,100	927,000
Audit Related Fees	44,500	33,300
Tax Fees	-	77,500
All Other Fees	-	-
TOTAL	1,187,600	1,037,800

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

The Registrant’s Audit Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit, and non-audit services, the Audit committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit Committee considers compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP, for the financial year ended January 31, 2017, were pre-approved by the Registrant’s Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit Committee’s discussions with management and the independent auditors, the Audit Committee is of the view that the provision of non-audit services by KPMG LLP described above is compatible with maintaining the firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of January 31, 2017, information with respect to the Registrant’s known contractual obligations:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$10,739	$10,739	$-	$-	$-
Environmental and participation agreements incremental commitments (c)	88,427	5,896	13,734	9,175	57,622
Operating lease obligations (d)	14,992	4,402	6,517	4,073	-
Capital commitments (e)	23,498	23,498	–	–	–
Other	13,411	13,411	–	–	–
Total contractual obligations	$149,067	$57,946	$20,251	$13,248	$57,622

(a)

Loans and borrowings presented in the foregoing table include current and long-term portions. The Registrant issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Registrant has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Registrant. On January 31, 2017, $10.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

The Registrant’s first mortgage on real property was fully discharged when the Registrant sold its downtown Toronto office building. The principal balance and accrued interest was paid to the lender on September 8, 2016. The Registrant has available a $210 million senior secured corporate revolving credit facility (available in either US or CDN dollars) with a syndicate of commercial banks for general corporate purposes. At January 31, 2017, no amounts were outstanding under this facility.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding are based on interest rates in effect at January 31, 2017, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are estimated to be approximately $0.2 million.

(c)

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

The Registrant posted surety bonds with the Government of Northwest Territories (“GNWT”) in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Registrant provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $25 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. In February 2017, CDN $20 million of letters of credit were cancelled with the corresponding amount of restricted cash released. The security was replaced by additional CDN $20 million of surety bonds posted with the GNWT. The Registrant has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay under these agreements in respect of the Ekati Diamond Mine includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

(e)	The Registrant has various contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

For further information on the tabular disclosure of contractual obligations, see page 89 of the 2017 Annual Report of the Registrant for the year ended January 31, 2017, incorporated by reference and included herein as Exhibit 99.6 of this annual report on Form 40-F.

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

DATED the 12th day of April, 2017.

DOMINION DIAMOND CORPORATION
(Registrant)

By:	/s/ BRENDAN BELL
Name: Brendan Bell
Title: Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	The Registrant’s Annual Information Form for the fiscal year ended January 31, 2017
99.6	The Audited Consolidated Financial Statements for the fiscal year ended January 31, 2017 and the Management's Discussion and Analysis for the year ended January 31, 2017
99.7	Consent of KPMG LLP, Independent Registered Public Accountants
99.8

Consent of Calvin Yip, P. Eng, in connection with the Technical Report entitled “Diavik Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report” with effect from January 31, 2017 and dated March 31, 2017 (the “Diavik Report”)

99.9

Consent of Peter Ravenscroft, FAusIMM, sole owner of Burgundy Mining Advisors Ltd., in connection with the Technical Report entitled “Ekati Diamond Mine, Northwest Territories, Canada NI 43-101 Technical Report” with effect from July 31, 2016 and dated September 15, 2016

99.10	Code of Ethics and Business Conduct